3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial:  215.981.4659

direct fax:  866.422.2114

falcoj@pepperlaw.com

August 9, 2016

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn:  James E. O’Connor, Senior Counsel

Re:                    StoneCastle Financial Corp. (the “Company”)

1940 Act File No. 811-22853

1933 Act File No. 333-204417

Dear Mr. O’Connor:

This letter responds to the oral comments of the staff of the Commission (the “Staff”) on Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Company’s registration statement on Form N-2 (the “Registration Statement”) filed with the Commission on July 26, 2016.  We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in Amendment No. 2.  We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Company’s response.

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Prospectus

1.                   Provide more “robust” disclosure about the new CLO investing strategy of the fund, including full risk disclosure, in the summary section of the prospectus.

Response:  The Prospectus will be revised to address the Staff’s comment to include more risk disclosure regarding collateralized loan obligations or “CLOs” as a result of the increased use of structured securities in the form of CLOs.

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2.                   The consent from Tait Weller references Form N-12.  Please correct.

Response:  The signed consent with the correct form reference has been provided to the Staff.

3.                   Due to the magnitude of the investment in the CLO, please inform the Staff of the relevant sections of the Registration Statement effective at the time of the CLO investment in October 2015 that discusses investments in CLOs. If the Registration Statement did not disclose investments in CLOs, did the Registrant comply with Rule 8b-16 under the Investment Company Act of 1940?

Response:  The prospectus dated November 4, 2014 (the “(2014 Prospectus”), which was the prospectus included in Registration statement effective under the Investment Company Act of 1940 (the “1940 Act”) at the time of the CLO investment, discloses that the Company “may indirectly invest in securities issued by banks through structured securities.”   Such disclosure appears in the 2014 Prospectus in the following places: (a) on the cover page in the second paragraph under “Investment Strategy”; and (b) on page 1 in the third paragraph after “Investment Objectives”.  Additionally, the 2014 Prospectus discloses that the Company may “leverage with non-recourse collateralized financings”  in the following places:  (w) on the cover page in the first paragraph under “Leverage”; (x) on pages 7 and 8 in the first paragraph after “Leverage” in the Prospectus Summary; (y) on page 42 in the first paragraph after “Leverage-Use of Leverage”; and (z) on page 64 in the first sentence after “Risks Related to Our Use of Leverage.”

The Company complied with Rule 8b-16(a) by submitting Amendment No. 2 to the Registration Statement under the 1940 Act on March 29, 2016 (SEC Accession No. 0001104659-16-108357), which was within 120 days of the Company’s fiscal year end of December 31, 2015.

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As requested by the Staff, accompanying this letter as Exhibit A is the “Tandy Letter” signed by an officer of the Company.

Please direct any questions concerning this letter to my attention at 215.981.4659, or in my absence to John Ford, at 215.981.4009.

Very truly yours,

/s/ John P. Falco

cc:             Ms. Christina DiAngelo Fettig, Senior Staff Accountant, U.S. Securities and Exchange Commission

Rachel N. Schatten, Esq.

John M. Ford, Esq.

EXHIBIT A

StoneCastle Financial Corp.

152 West 57th Street, 35th Floor

New York, New York 10019

August 9, 2016

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: James E. O’Connor, Senior Counsel

Re:	StoneCastle Financial Corp. (the “Company”)
1940 Act File No. 811-22853
1933 Act File No. 333-204417

Dear Mr. O’Connor:

In connection with the Company’s response to certain written and oral comments received from the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s pre-effective amendment no. 2 to its registration statement on Form N-2 filed with the Commission on July 26, 2016 (the “Amendment”), the Company is providing the following, as instructed:

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Company may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco of Pepper Hamilton LLP, counsel to the Company, at 215.981.4659.

Very truly yours,

/s/ Rachel N. Schatten

Rachel N. Schatten, Esq.
General Counsel and Chief Compliance Officer

cc:             Christina DiAngelo Fettig, Senior Staff Accountant, U.S. Securities and Exchange Commission

John P. Falco, Esq.